News Release

TSX Trading Symbol: BZA

AMERICAN BONANZA BEGINS WINTER DRILLING AT FENELON

January 31, 2007 – American Bonanza Gold Corp. (TSX:BZA, Frankfurt: AB2) (“Bonanza”) is pleased to announce that core drilling has begun near the Discovery Zone at the 100% owned Fenelon Gold Project, located in north central Quebec.

The first four core holes of the current drill campaign were completed during December. These holes are designed to follow up and offset the high-grade gold mineralization discovered previously at the West Discovery Zone in Bonanza’s drill hole FA-06-270. FA-06-270 intersected 14.5 grams per tonne gold (0.42 ounces per ton) over 1 meter, within a 3 meter zone grading 6.16 grams per tonne gold (0.18 ounces per ton). These gold grades are uncut. Lengths are measured along the core axis and are not true widths. The four current drill holes were drilled on average 50 meters from the gold mineralization in FA-06-270, along strike and up and down dip. A map of the drilling is available on Bonanza’s website at http://www.americanbonanza.com/i/maps/fenelon/FenelonNRMap1-29-07.jpg

The West Discovery Zone is 500 meters west of the main Discovery Zone at Fenelon, along an apparently parallel structure. The West Discovery Zone structure is located 200 meters south of and in the hanging wall of the steeply south dipping structural zone hosting the main Discovery Zone gold mineralization. Assays are pending for these four drill holes and will be communicated as soon as results are available, and drilling continues.

A total of 12 drill holes with a combined length of 5,000 meters is planned for the current, Phase II drill program. The program will focus on the West Discovery Zone, extensions to the main Discovery Zone, and the base metal mineralization discovered during 2006 (see company news release dated October 24, 2006).

A total of 42 holes with a combined length of 13,201 meters were drilled at Fenelon during the 2005-2006 Phase I winter drilling season. The program successfully discovered a new gold zone that is being followed up in the current drill program.

Robert Hawkins, Vice President Exploration commented “While the late freeze slowed our drilling programs early this season, winter is now well underway and we are excited to continue drilling these highly promising targets at Fenelon. The discovery of a new gold bearing structure at the West Discovery Zone opens new potential to increase the Fenelon gold resources.”

The Fenelon Project area is located along the Detour Lake - Fenelon Break, a major structural zone that parallels the Archean metasedimentary-metavolcanic units on the north edge of the Abitibi Greenstone Belt. The Abitibi Greenstone belt has accounted for more than 150 million ounces of gold from deposits similar to the Fenelon gold deposit. The Detour Lake mine located about 65 kilometers along strike to the west of Fenelon has produced over 2 million ounces of gold. Many other gold occurrences, including Bonanza’s La Martiniere project are within 30 kilometers of Fenelon along the Detour Lake – Fenelon Break in what Bonanza geologists believe may be a new gold province.

Qualified Person

The Fénélon Project is managed by Bonanza’s Aline Leclerc, P. Geo. (OGQ), under the technical supervision of Robert Hawkins, VP Exploration for Bonanza, all Qualified Persons as defined by National Instrument 43-101 guidelines. All assaying and whole rock geochemistry is processed at the ALS-Chemex laboratory in Val-d’Or (Quebec). A Quality Assurance and Quality Control Assay Protocol has been implemented. This Press Release has been prepared and revised under the supervision of Robert Hawkins, VP Exploration for Bonanza responsible for its projects.

Field samples received at the laboratory are weighed and bar coded, dried, then individually crushed 70% to under 2 millimetres; followed by pulverization (85% to 75 microns or -200 mesh) of a 250 gram split. The pulverized material is analyzed by the Atomic Absorption method (for the 5 to 10,000 ppb gold range) and the Fire-Assay method with gravimetric finish for assays over 1,000 ppb gold. Quality control samples are added to the assaying process. For Atomic Absorption, there is 1 blank, 1 control standard and 2 duplicates added to each batch of 36 pulverized samples. For Fire-Assay, there is 1 blank, 2 control standards and 3 duplicates added to each batch of 84 pulverized samples. Whole-rock geochemistry is done by either (1) X-Ray Fluorescence for Major Elements, LOI, Zr, Y, Nb, Rb, Sr, and Ba following fusion of pulverized material with lithium borate into a glass pellet; or (2) HNO3 / HCL digestion of pulverized material followed by ICP-AES analysis for 34 elements.

About Bonanza
Bonanza is a gold company engaged in the acquisition, exploration and development of high-grade gold properties located in the United States and Canada. Bonanza is advancing both its Development stage Copperstone gold project in Arizona and the Fenelon gold project in Quebec. Bonanza has 100.1 million shares outstanding and is well financed with no long-term debt. For additional information about Bonanza please visit our website at www.americanbonanza.com

AMERICAN BONANZA GOLD CORP.

(signed) Brian Kirwin
President & Chief Executive Officer

This news release includes certain statements that may be deemed "forward-looking statements". All statements in this release, other than statements of historical facts, including the likelihood of commercial mining and possible future financings are forward-looking statements. Although Bonanza believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. Factors that could cause actual results to differ materially from those in forward-looking statements include unsuccessful exploration results, changes in the price of gold, changes in the availability of funding for mineral exploration and/or development, unanticipated changes in key management personnel and general economic conditions. Mining exploration and development is an inherently risky business. Accordingly the actual events may differ materially from those projected in the forward-looking statements. For more information on Bonanza and the risks and challenges of its business, investors should review Bonanza’s annual filing on Form 20-F with the U. S. Securities Commission and its home jurisdiction filings that are available at www.sedar.com.

For further information call:
Longview Strategies Incorporated
Attention:    Michael Rodger
Phone:   604-681-5755

OR:
Susan L. Wilson, Corporate Communications
Phone: 604-688-7508
Email: info@americanbonanza.com